                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)


                                NRG ENERGY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  629377-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 5, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 629377-10-2                 13G                     PAGE 2 OF 5 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        Xcel Energy Inc.
        41-0448030
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Minnesota
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        147,604,500*
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   None
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        147,604,500
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    None
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        147,604,500
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        74.3%**
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------





--------------------
         * Xcel Energy Inc. ("Excel Energy") owns, through a wholly owned subsidiary, 147,604,500 shares of Class A common stock of NRG Energy, Inc. ("NRG"), each of which may be converted by Excel Energy at any time into one share of Common Stock of NRG. Each share of Class A common stock entitles its holder to ten votes per share. Each share of Common Stock entitles its holder to one vote per share. As a result, Xcel Energy controls 96.7% of the combined voting power of the NRG Common Stock and Class A common stock outstanding.

        ** The 147,604,500 shares of Class A common stock held by Xcel Energy represent 100.0% of the outstanding shares of Class A common stock and 74.3% of the combined number of shares of Common Stock and Class A common stock of NRG outstanding.

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ITEM 1(a)         NAME OF ISSUER:

                  NRG Energy, Inc. ("NRG")

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  901 Marquette Avenue, Suite 2300
                  Minneapolis, Minnesota  55402

ITEM 2(a)         NAME OF PERSON FILING:

                  Xcel Energy Inc.  ("Xcel Energy")

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  800 Nicollet Mall
                  Minneapolis, Minnesota  55402

ITEM 2(c)         CITIZENSHIP:

                  Xcel Energy is a Minnesota corporation.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, $0.01 par value

ITEM 2(e)         CUSIP NUMBER:

                  629377-10-2

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable

ITEM 4            OWNERSHIP.

              (a) AMOUNT BENEFICIALLY OWNED:

                   Xcel Energy beneficially owns, through a wholly owned subsidiary, 147,604,500 shares of NRG Common Stock. Each share of Class A common stock of NRG held by Excel Energy may be converted by Excel Energy at any time into one share of Common Stock of NRG.




                                 (Page 3 of 5)

              (b) PERCENT OF CLASS:

                   74.3%. The 147,604,500 shares of NRG Class A common stock held by Xcel Energy represent 100.0% of the outstanding number of shares of Class A common stock and 74.3% of the combined number of shares of Common Stock and Class A common stock of NRG outstanding.

                   Each share of Class A common stock entitles its holder to ten votes per share. Each share of Common Stock entitles its holder to one vote per share. As a result, Xcel Energy controls 96.7% of the combined voting power of the NRG Common Stock and Class A common stock outstanding.

              (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

              (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                   147,604,500 shares of Class A common stock

              (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                   0

              (iii) SOLE POWER TO DISPOSE/DIRECT THE DISPOSITION OF

                   147,604,500 shares of Class A common stock

              (iv) SHARED POWER TO DISPOSE/DIRECT THE DISPOSITION OF

                   0

ITEM 5           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                 Not applicable

ITEM 6           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON.

                 Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                 Not applicable

ITEM 8           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                 Not applicable

ITEM 9           NOTICE OF DISSOLUTION OF GROUP.

                 Not applicable

ITEM 10          CERTIFICATIONS.

                 Not applicable



                                 (Page 4 of 5)

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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 2002

                                         XCEL ENERGY INC.


                                         By: /s/ Gary Johnson
                                             -----------------------------------
                                             Gary Johnson
                                             Vice President and General Counsel




                                 (Page 5 of 5)